AB 503/4/03

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SECUR[illegible] MMISSION

03012072

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41887

SEC MAIL RECEIVED PROCESSING FEB 28 2003 WASH. D.C. SECTION

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

American Eastern Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

865 S. Figueroa Street, Suite 3340
(No. and Street)

Los Angeles, CA 90017
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Charles Hung, President 213.488.5131
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name — *if individual, state last, first, middle name*)

111 W. Ocean Boulevard, 22nd Floor, Long Beach, CA 90802
(Address) (City) (State) Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

KG

OATH OR AFFIRMATION

I, Charles Hung, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of American Eastern Securities, Inc., as of December 31, XX 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

None

Signature

President

Title

Notary Public

JEFFREY W. SCHEPPERS
Commission # 1351460
Notary Public - California
Los Angeles County
My Comm. Expires Apr 15, 2006

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AMERICAN EASTERN SECURITIES, INC.

FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

CONTENTS

Independent Auditors' Report 1

Statements of Financial Condition 2

Statements of Operations 3

Statements of Changes in Stockholders' Equity 4

Statements of Cash Flows 5

Notes to the Financial Statements 6-12

Supplementary Information

Schedule I 13

Schedule II 14

Independent Auditors' Report on Internal Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming an Exemption from SEC Rule 15c3-3 15-16

WINDES & McCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
American Eastern Securities, Inc.

We have audited the accompanying statements of financial condition of American Eastern Securities, Inc. (the Company), as of December 31, 2002 and 2001, and the related statements of operations, changes in stockholders' equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of American Eastern Securities, Inc., as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules on pages 13 through 14, are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Windes & McClaughry

Long Beach, California
January 30, 2003

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF FINANCIAL CONDITION

ASSETS

	December 31, 2002	December 31, 2001
ASSETS		
Cash	$ 39,051	$ 87,027
Deposits with clearing brokers	283,220	324,280
Receivable from clearing brokers	27,477	72,530
Other receivables	91,391	102,064
Income tax receivable, net	63,245	
Securities owned, at market value	28,832	33,312
Other investments	108,831	306,332
Notes receivable	100,562	125,742
Fixed assets	17,065	22,060
Prepaid expenses	19,650	17,556
Deferred income taxes	28,500	12,800
Other assets	8,076	21,292
TOTAL ASSETS	$ 815,900	$ 1,124,995

LIABILITIES AND STOCKHOLDERS' EQUITY

	2002	2001
LIABILITIES		
Commission rebates payable	$ 9,637	$ 21,902
Accounts payable	7,823	3,768
Accrued liabilities	44,401	78,567
Interest rebate payable		1,773
Income taxes payable	13,474	50,500
Other liabilities		12,480
	75,335	168,990
COMMITMENTS AND CONTINGENCIES (Note 8)		
STOCKHOLDERS' EQUITY		
Preferred stock, no par value; authorized 500,000 shares, 2 shares issued and outstanding	100,000	100,000
Common stock, no par value; authorized 500,000 shares, 4 shares issued and outstanding	47,600	47,600
Additional paid-in capital	464,319	464,319
Retained earnings	128,646	344,086
	740,565	956,005
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 815,900	$ 1,124,995

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF OPERATIONS

	For the Year Ended December 31, 2002	2001
REVENUES		
Commissions	$ 439,852	$ 899,703
Interest	221,651	475,076
Wrap fee income	79,595	46,605
Consulting income	167,525	200,000
Investment gains (losses)	(62,312)	11,182
Other income	320,787	372,315
	1,167,098	2,004,881
EXPENSES		
Commission expense	201,897	441,874
Clearing costs	139,435	142,226
Employee compensation and benefits	539,476	567,633
Interest rebates	9,582	48,845
Professional fees	154,481	99,499
Rent expense	124,600	115,648
Depreciation and amortization	7,663	11,141
Regulatory fees and expenses	16,730	19,990
Other operating expenses	311,474	429,291
	1,505,338	1,876,147
INCOME (LOSS) BEFORE PROVISION (CREDIT) FOR INCOME TAXES	(338,240)	128,734
PROVISION (CREDIT) FOR INCOME TAXES	(122,800)	52,644
NET INCOME (LOSS)	($ 215,440)	$ 76,090

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings	Total
	Shares	Amount	Shares	Amount			
Balance, January 1, 2001	2	$100,000	4	$ 47,600	$ 464,319	$ 274,996	$ 886,915
Dividends						(7,000)	(7,000)
Net income	—	—	—	—	—	76,090	76,090
Balance, December 31, 2001	2	100,000	4	47,600	464,319	344,086	956,005
Net loss	—	—	—	—	—	(215,440)	(215,440)
Balance, December 31, 2002	2	$100,000	4	$ 47,600	$ 464,319	$ 128,646	$ 740,565

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

STATEMENTS OF CASH FLOWS

	For the Year Ended December 31,	
	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	($ 215,440)	$ 76,090
Adjustment to reconcile net income (loss) to net cash from operating activities:		
Limited liability company (income) loss	23,121	(7,711)
Depreciation and amortization	7,663	11,141
Loss on sale of other investment	34,709	
Deferred income taxes	(15,700)	(18,060)
(Increase) decrease in operating assets:		
Deposits with clearing brokers	41,060	(2,083)
Receivable from clearing brokers	45,053	33,520
Other receivables	10,673	(97,499)
Income tax receivable, net	(63,245)	
Securities owned	4,480	5,010
Prepaid expenses	(2,094)	3,250
Other assets	13,216	15,654
Increase (decrease) in operating liabilities:		
Commission rebates payable	(12,265)	(48,594)
Accounts payable	4,055	(10,427)
Accrued liabilities	(34,166)	44,005
Interest rebate payable	(1,773)	(22,809)
Income taxes payable	(37,026)	34,069
Other liabilities	(12,480)	12,480
Deferred rent		(19,990)
Net Cash Provided By (Used In) Operating Activities	(210,159)	8,046
CASH FLOWS FROM INVESTING ACTIVITIES		
Issuance of notes receivable	(17,633)	(133,573)
Collection on notes receivable	42,813	7,831
Purchases of fixed assets	(2,668)	(6,044)
Distributions from limited liability company	100,000	85,283
Investment in limited liability company		(100,000)
Proceeds from sale of limited liability company	39,671	
Net Cash Provided By (Used In) Investing Activities	162,183	(146,503)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividends paid		(3,500)
Net Cash Used In Financing Activities		(3,500)
NET CHANGE IN CASH	(47,976)	(141,957)
CASH AT BEGINNING OF YEAR	87,027	228,984
CASH AT END OF YEAR	$ 39,051	$ 87,027

The accompanying notes are an integral part of these financial statements.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies

Nature of Business

American Eastern Securities, Inc. (the "Company") was incorporated in the State of California on September 22, 1989. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934 and is a member of the National Association of Securities Dealers, Inc.

The Company introduces its customers to a clearing broker on a fully disclosed basis and, accordingly, is exempt from Rule 15c3-3 of the Securities and Exchange Commission.

Summary of Significant Accounting Policies

Cash

Cash includes account balances in banks and cash balances at brokers.

The Company maintains bank balances which, at times, may exceed federally insured amounts. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant risk on these accounts.

Depreciation and Amortization

Equipment and office furniture are depreciated using accelerated methods over estimated useful lives of five and seven years, respectively. Leasehold improvements are amortized using an accelerated method over the term of the lease.

Securities Transactions

Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade-date basis. Investment gains and losses, which are composed of both realized and unrealized gains and losses, are presented net on the statements of income.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statements of financial condition.

Marketable securities are valued at market value, and securities not readily marketable are valued at cost, which approximates fair value.

NOTE 1 – Nature of Business and Summary of Significant Accounting Policies (Continued)

Commission Revenue and Expense Recognition

The Company records commission revenues and expenses on a trade-date basis as security transactions occur. Additionally, the Company records interest revenue and rebate expense from transactions associated with customer account balances.

Reclassifications

Certain amounts have been reclassified in the 2001 financial statements to conform to the presentation in the 2002 financial statements. During 2002, the Company sold its interest in Luminus Blue Chip, LLC (LBC). For comparative purposes, the 2001 financial statements reflect reclassifications to report the Company's investment in LBC under the equity method, whereas in the prior year they were presented on the consolidated basis. This has been done to ensure comparability for both years presented. (See also Note 2.)

Provision for Income Taxes and Deferred Income Taxes

Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

Deferred income tax assets are attributable to temporary differences resulting from the amount of the current year's California Franchise Tax, unrealized trading gains and losses, state net operating loss (NOL) carryforwards, and temporary differences between book and tax depreciation methods.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 – Other Investments

Other investments include the Company's investments in Luminus Capital, LLC (LLC) and LBC, which are reported under the equity method at the fair market value of the underlying net assets. The Company is the managing member of LLC and was the managing member of LBC before its sale in 2002. At December 31, 2002 and 2001, the Company held an approximate 1.4% and 2% interest, respectively, in LLC and a 100% interest in LBC at December 31, 2001. The combined net income (loss) for 2002 and 2001 was approximately ($23,100) and $7,700, respectively, and is included in investment gains and losses on the statements of operations.

As the managing member of LLC, the Company receives both a management fee and a performance fee. The management fee was approximately $129,800 and $165,000 for 2002 and 2001, respectively, and is reported as an expense on LLC's financial statements. The performance fee was approximately $147,000 for 2001; there was no performance fee for 2002. The performance fee is a preferred allocation of income to the managing member, in addition to the allocation of net earnings, and is based upon the net increase in the net asset value of LLC. These fees totaled approximately $129,800 and $312,000 for 2002 and 2001, respectively, and are included in other income on the statements of operations. The Company pays the LLC fund manager a portion of these fees, which for 2002 and 2001 totaled approximately $86,500 and $187,000 respectively. These expenses are included in other operating expenses on the statements of operations.

The combined financial position and results of operations of the Company's equity-based investments are summarized below:

	December 31,	
	2002	2001
	(Unaudited)	(Unaudited)
Cash and cash equivalents	$ 3,740,500	$ 5,306,000
Due from broker/dealer	2,801,000	4,624,000
Marketable securities, at fair market value	3,752,000	6,516,000
Other assets		15,000
	$ 10,293,500	$ 16,461,000
Investments – short	$ 2,567,000	$ 4,857,000
Other liabilities	109,500	83,000
Members' capital	7,617,000	11,521,000
	$ 10,293,500	$ 16,461,000

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 2 – Other Investments (Continued)

	For the Year Ended December 31,	
	2002 (Unaudited)	2001 (Unaudited)
Income (loss)	($ 934,400)	$ 283,800
Expense	206,000	254,800
Net Income (loss)	($ 1,140,400)	$ 29,000

NOTE 3 – Securities Owned

Securities owned consist of trading securities at market value, as follows:

	December 31,	
	2002	2001
Common stocks	$ 9,435	$ 12,675
Mutual funds	2,597	3,837
Warrants	16,800	16,800
	$ 28,832	$ 33,312

NOTE 4 – Fixed Assets

Fixed assets consist of the following:

	December 31,	
	2002	2001
Leasehold improvements	$ 14,745	$ 14,027
Computer equipment	35,789	33,839
Machinery and equipment	3,923	3,923
Furniture and fixtures	12,031	12,031
	66,488	63,820
Less: accumulated depreciation and amortization	49,423	41,760
	$ 17,065	$ 22,060

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 5 – Preferred Stock

The noncumulative, nonvoting preferred stock is redeemable at the option of the Company at $50,000 a share. The payment of dividends ceased effective May 2002. (See also Note 8.)

NOTE 6 – Profit Sharing Plan

The Company has a qualified defined contribution retirement plan covering substantially all of its employees. The plan provides for discretionary employer profit sharing contributions and employee elective deferrals. There was no contribution for the year ended December 31, 2002. The Company accrued a contribution of $20,000 to the plan for the year ended December 31, 2001.

NOTE 7 – Provision (Credit) for Income Taxes

The provision (credit) for income taxes consists of the following:

	For the Year Ended December 31, 2002	2001
Currently receivable	($ 107,900)	
Currently payable	800	$ 70,704
Deferred	(15,700)	(18,060)
	($ 122,800)	$ 52,644

The Company's deferred tax asset is as follows:

	December 31, 2002	2001
Current deferred tax asset	$ 11,800	$ 12,480
Noncurrent deferred tax asset	16,700	320
Net deferred tax asset	$ 28,500	$ 12,800

At December 31, 2002, the net income tax receivable consists of $107,900 receivable from the benefit of the current year federal NOL carryback less $44,655 of federal income tax payable for 2001 taxes. At December 31, 2002, income taxes payable consist of $13,474 (including penalty and interest) of franchise tax payable for 2001 taxes. At December 31, 2001, income taxes payable consisted of federal and franchise taxes payable in the amounts of $38,700 and $11,800, respectively. The Company has a California NOL carryover of approximately $181,000, which is suspended until 2004 and expires in 2013.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 8 – Commitments and Contingencies

Lease

The Company conducts its operations in leased office space under a noncancelable operating lease, which expires in July 2006. The Company is subleasing a portion of its office space to the preferred stockholder on a month-to-month basis.

Future minimum lease commitments under this lease are as follows:

Year Ending December 31,	
2003	$ 51,974
2004	51,974
2005	51,974
2006	30,318
	$ 186,240

Rent expense, including all operating leases and common area services and costs, totaled approximately $124,600 and $115,600 for the years ended December 31, 2002 and 2001, respectively.

Sublease income for each of the years ending December 31, 2002 and 2001 totaled approximately $48,000 and is included in other income. The Company has a receivable from the preferred stockholder for unpaid rent totaling $59,300 and $11,300 at December 31, 2002 and 2001, respectively. An agreement has been reached between the Company and the preferred stockholder whereby the preferred stock ownership will be forfeited when the unpaid rent exceeds the preferred stock cost of $100,000.

Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a fidelity bond minimum coverage of $500,000 and a deposit totaling $250,000. The deposit is maintained in cash and cash equivalent funds. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

AMERICAN EASTERN SECURITIES, INC.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2002 AND 2001

NOTE 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The following summarizes the Company's compliance with such requirements:

	December 31,	
	2002	2001
Net capital	$ 283,341	$ 438,214
Required net capital	100,000	100,000
Excess net capital	$ 183,341	$ 338,214
Aggregate indebtedness to capital	.27 to 1	.61 to 1

NOTE 10 – Related Party Transactions

During 2002 and 2001, the Company loaned funds to the shareholder and an employee of the Company. The loans are due on demand and are unsecured with interest, ranging from 5% to 7%. The remaining balance at December 31, 2002 and 2001 of $100,562 and $125,742, respectively, is listed as notes receivable on the statements of financial condition, and interest income approximated $6,100 and $5,700 during 2002 and 2001, respectively. At December 31, 2002 and 2001, the Company also has an unsecured receivable from the preferred stockholder of $59,300 and $11,300, respectively, which represents unpaid rent. (See Note 8.) This amount is included in other receivables on the statements of financial condition.

NOTE 11 – Supplemental Disclosures of Cash Flow Information

	December 31,	
	2002	2001
Cash paid during the year:		
Interest paid	$242	$5,837
Income taxes paid	$800	$35,228

Noncash Transaction:

During 2001, $3,500 of dividends were paid by offsetting the amount due from the preferred stockholder.

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO UNIFORM NET CAPITAL RULE 15c3-1 AND RECONCILIATION WITH COMPUTATION INCLUDED IN THE COMPANY'S CORRESPONDING UNAUDITED FORM X-17A-5 PART IIA FILING
DECEMBER 31, 2002

CREDITS	
Stockholders' equity per Company's unaudited X-17A-5 Part IIA filing	$ 556,765
Net audit adjustments	183,800
Stockholders' equity	740,565
DEBITS	
Nonallowable assets:	
Other investments	108,831
Receivables from non-customers	255,198
Securities not readily marketable	16,800
Fixed assets	17,065
Prepaid expenses	19,650
Other assets	36,576
	454,120
NET CAPITAL BEFORE HAIRCUT ON SECURITIES POSITIONS (TENTATIVE NET CAPITAL)	286,445
HAIRCUT ON SECURITIES	
Trading securities – corporate stock	1,805
Money market – mutual fund	1,299
	3,104
NET CAPITAL	283,341
MINIMUM NET CAPITAL REQUIREMENTS – THE GREATER OF $100,000 OR 6-2/3% OF AGGREGATE INDEBTEDNESS OF $75,335	100,000
Excess net capital	$ 183,341
Excess net capital at 1000%	$ 275,807
RATIO: AGGREGATE INDEBTEDNESS TO NET CAPITAL	.27 to 1
NET CAPITAL PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 245,513
Net audit adjustments	37,828
NET CAPITAL PER REPORT PURSUANT TO RULE 17A-5	$ 283,341
AGGREGATE INDEBTEDNESS PER COMPANY'S UNAUDITED FORM X-17A-5	
Part IIA filing	$ 113,162
Net audit adjustments	(37,827)
AGGREGATE INDEBTEDNESS	$ 75,335

AMERICAN EASTERN SECURITIES, INC.

SUPPLEMENTARY INFORMATION

SCHEDULE II
DECEMBER 31, 2002

1. Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2002.

2. Information Relating to Possession or Control Requirements Under Rule 15c3-3:

   Not applicable because the Company has complied with the exemptive provisions of Rule 15c3-3 as of December 31, 2002.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Long Beach, CA 90802

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
American Eastern Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of American Eastern Securities, Inc. (the Company), for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with

reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
January 30, 2003